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FOR IMMEDIATE RELEASE


                      TICKETS.COM TO MERGE OPERATIONS WITH
         FIRST CALL LTD., THE SECOND LARGEST TICKETING COMPANY IN THE UK


Costa Mesa, Calif., February 29, 2000 - Tickets.com, Inc. (Nasdaq: TIXX) announced today that it has signed a letter of intent to combine operations with First Call International Ltd., a privately held ticketing services and software provider. First Call, the second largest ticketing company in the United Kingdom, combined with Tickets.com, will create one of the world's leading ticket distribution and software companies committed to European venue and audience development through the Internet. The UK live entertainment ticketing market is estimated to be $3.5 billion.

Under the terms of the letter of intent, Tickets.com will commence a public offering registered with the United States Securities and Exchange Commission to exchange between 7.6 and 9.3 million shares of Tickets.com common stock for all of First Call's outstanding capital stock. Tickets.com's common stock, issued in the transaction, will be valued at the average closing price over a 30-day period prior to the effective date of the registration statement relating to the offer. In addition to standard closing conditions, the exchange offer is subject to the negotiation and execution of a definitive agreement providing for the transaction, and the subsequent acceptance of the exchange offer by holders of First Call shares.

In 1999, First Call successfully sold tickets to some of the UK's most high profile events, including concerts by the Backstreet Boys, the Spice Girls, Eric Clapton and Whitney Houston, as well as award winning West End theater shows such as Art, the Ice Man Cometh, Phantom of the Opera and Les Miserables. In calendar year 1999, First Call's revenues were approximately $20.5 million.

The combination of First Call's extensive European ticketing presence and experienced local management with Tickets.com's global Internet distribution platform and prominent online brand will create a live entertainment destination with broad international reach. This combination will increase Tickets.com's market share in the UK, a market that is estimated to exceed 130 million entertainment tickets a year. Consumers will now have



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access to a wide array of worldwide ticket inventory provided through a variety of distribution channels, including the Internet, Interactive TV, phone centers and retail distribution. Tickets.com's ticket inventory will cover clients in over 20 countries on 5 continents.

"The First Call acquisition will represent a giant step toward achieving our international growth and market penetration objectives," said W. Thomas Gimple, co-chairman and chief executive officer of Tickets.com. "This transaction, combined with our existing European operations, makes Tickets.com a major player in Europe, creating an international inventory of tickets and an open distribution platform for venues and promoters. Additionally, the benefits of First Call's expertise in interactive TV marketing gives us a competitive advantage in an area expected to be the next significant distribution channel for online sales in the United States".

First Call contributes cutting-edge distribution technology through its interactive television partnership with Open TV and BskyB - a distribution channel successfully used to sell event tickets since October 1999. Interactive TV provides 2-1/2 million digital UK households the ability to access and order tickets to their favorite events. Using their television remote control, consumers can quickly identify and buy tickets.

Keith Mills, First Call chairman and chief executive officer said, "The industry of online ticket distribution, whether it be entertainment, sports, leisure or travel, is fast becoming a global business. The combination of First Call's experience and local understanding of the entertainment and leisure industry and Tickets.com's investment and commitment to scalable distribution technology provides us with a platform to deliver the best service levels in the industry to ticket sellers and consumers alike".

ABOUT TICKETS.COM

Tickets.com is a leading "one-stop" online source of entertainment, sports and travel tickets, event information and related products and services. Tickets.com sells tickets through the Internet, call centers, retail outlets and interactive voice response systems. At www.tickets.com, consumers can obtain information on thousands of events and entertainment organizations, purchase tickets and shop for related products and services. Tickets.com's automated ticketing solutions are used by over 4,100 entertainment organizations and venues such as leading performing arts centers,



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professional sports organizations and various stadiums and arenas in the U.S.,
Canada, Europe, Australia and Latin America

                                       ###

The statements contained in this press release that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. Tickets.com, Inc. undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause Tickets.com, Inc's. actual results to differ materially from those expressed in, or implied by, the forward-looking statements herein are the risk that a definitive agreement will not be completed, the exchange offer will not be accepted, the businesses will not be integrated successfully, costs related to the proposed transaction, changes in general economic conditions, increased or unexpected competition, fluctuations in customer demand and other matters disclosed in Tickets.com, Inc.'s filings with the Securities and Exchange Commission.

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer (described above), because they will contain important information:

- Tickets.com's preliminary prospectus, prospectus supplements, final prospectus, and exchange offer material.

- Tickets.com's Registration Statement on Form S-4 containing or incorporating by reference such documents and other information.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents, when available, from Tickets.com's Investor Relations department at www.tickets.com, by telephone 714 327-5584 or by fax at 714-327 5510.


Contacts:
Media:                                             Investors:
Helen Malani                                       Christine Cassiano
Tickets.com                                        Tickets.com
(714) 327 5529                                     (714) 327-5555

Andy Sloan
Hill & Knowlton UK (for First Call Ltd.)
011 44 171 413 3055
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PRESS ANNOUNCEMENT                                               HILL & KNOWLTON

1ST MARCH 2000

  FIRST CALL GROUP AND TICKETS.COM OF US ANNOUNCE PLANS TO MERGE OPERATIONS AND
                                  RESTRUCTURE


First Call International Group Limited, the UK's second largest distributor of entertainment, sports, travel and leisure tickets and ticketing systems, and Tickets.com Inc. the NASDAQ listed ticketing and software group have signed a letter of intent to merge their worldwide businesses to create a leading global ticketing distribution and software group.

The combined company, Tickets.com International, will be responsible for all Tickets.com developments and operations outside The Americas. It will be led by First Call's current CEO and Chairman Keith Mills, founder of the Air Miles International Group, the innovative loyalty management programme. A strong European management team headed in the UK by Marc Vlessing, whose appointment as Group Managing Director of Tickets.com (UK) coincides with this announcement, will support him. Jonathan Hyams will continue to run the existing Tickets.com software businesses with Andrew Sharp as Commercial Director.

The merger into Tickets.com International builds on the existing strengths of its partners. It will establish for the first time, a ticketing portal with significant depth and breadth of product ranging from theatre and other entertainment to sport, leisure and travel. The merger also brings together a wide range of ticketing software solutions which will allow the company to develop flexible relationships. These will span the provision of standalone ticketing systems through to more tailored software, marketing and distribution alliances. In addition, the merger will offer both companies' existing UK and European clients a greater depth of service.

With greater access to product and a broad range of software solutions, the company will be in a position to actively develop its existing position on the internet and in digital interactive TV, as well as launch new channels to market, such as WAP.

Moreover, the scale of the company's distribution reach will assist venues, producers and promoters alike to develop further their audiences in the local and international marketplace.

Critically, Tickets.com International will make it easier for the consumer to purchase tickets. The public will now be able to access a broad array of ticket inventory for worldwide entertainment, travel and sporting events via key distribution channels and in particular via the web.

Keith Mills, Chairman and CEO of First Call International, said of the merger:
"The industry of ticket distribution whether it be travel, entertainment, sport or leisure is fast becoming a global business. The combination of First Call's experience and local understanding of the UK leisure and entertainment industry and Tickets.com's commitment to technology and investment will provide the platform for us to create the a wide range of innovative ticketing solutions to the benefit of all sectors of the industry."

"Leisure is the industry of the 21st century and over the next few years a larger percentage of ticket sales will be via the Internet, digital TV, mobile phones and ATM's. I fully expect Tickets.com International to be playing a leading role in this development."

W. Thomas Gimple, chief executive officer and co-chairman of Tickets.com Inc added: "We recognise the cultural and commercial differences between the US, UK and continental Europe in the entertainment and leisure industries. This merger enables us to better serve the individual needs and requirements of consumers, venues, promoters and producers in these markets."

                                     -ENDS-

We urge investors and securities holders to read the following documents when they become available in regards to the exchange offer described above, because they will contain important information; Tickets.com's preliminary prospectus, prospectus supplements, final prospectus, and exchange offer material; Tickets.com's registrations statement on Form S-4 containing or incorporating by reference such documents and other information. When these and other documents are filed with the SEC they may be obtained free at the SEC's website at www.SEC.gov. You may also obtain for free each of these documents (when available) from Tickets.com by directing your request to Investor Relations at www.Tickets.com

FOR FURTHER INFORMATION CONTACT:

KEITH MILLS, CHAIRMAN AND CEO, FIRST CALL INTERNATIONAL          TEL: + 44 (0) 207 911 3343

ANDY SLOAN, HILL AND KNOWLTON                                    TEL: + 44 (0) 207 413 3055



[FIRSTCALL LOGO]                                              [TICKETS.COM LOGO]